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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 2)

                               (FINAL AMENDMENT)

                 CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.

                           (Name of Subject Company)

                           KNOWLEDGE UNIVERSE, L.L.C.
                           KNOWLEDGE BEGINNINGS, INC.
                             KBI ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   168757201

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                               RONALD J. PACKARD
                            TREASURER AND SECRETARY
                           KNOWLEDGE BEGINNINGS, INC.
                                844 MORAGA DRIVE
                       LOS ANGELES, CALIFORNIA 90049-1639

                                 (310) 440-3657

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                   COPIES TO:

      MARK D. GERSTEIN, ESQ.                    JOHN J. HUBER, ESQ.
         LATHAM & WATKINS                         LATHAM & WATKINS
      SEARS TOWER, SUITE 5800        1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300
   CHICAGO, ILLINOIS 60606-6401             WASHINGTON, D.C. 20004-2505
          (312) 876-7700                           (202) 637-2200

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                                 SCHEDULE 14D-1

CUSIP NO. 168757201                                            Page 2 of 6 Pages

--------------------------------------------------------------------------------

(1) Name of Reporting Persons:  Knowledge Beginnings, Inc.
    I.R.S. Identification No. of above person (Entities Only):  95-4672767

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (See instructions):

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds (See instructions):

    WC
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f):

                                                                             /X/
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    Delaware
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    6,728,946
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares (See instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in row (7):

    96.8%
--------------------------------------------------------------------------------

(10) Type of reporting person (See instructions):

    CO
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
                                 SCHEDULE 14D-1

CUSIP NO. 168757201                                            Page 3 of 6 Pages

--------------------------------------------------------------------------------

(1) Name of Reporting Persons:  KBI Acquisition Corp.
    I.R.S. Identification No. of above person (Entities Only):  95-4679455

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (See instructions):

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds (See instructions):

    AF
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f):

                                                                             /X/
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    Delaware
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    6,728,946
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares (See instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in row (7):

    96.8%
--------------------------------------------------------------------------------

(10) Type of reporting person (See instructions):

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 168757201                                            Page 4 of 6 Pages

--------------------------------------------------------------------------------

(1) Name of Reporting Persons:  Knowledge Universe, L.L.C.*
    I.R.S. Identification No. of above person (Entities Only):  95-4559409

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (See instructions):

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds (See instructions):

    **
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f):

                                                                             /X/
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    Delaware
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    6,728,946
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares (See instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in row (7):

    96.8%
--------------------------------------------------------------------------------

(10) Type of reporting person (See instructions):

    OO
--------------------------------------------------------------------------------

------------------------

* Knowledge Universe, L.L.C. does not admit that it is a "bidder" for purposes of the Offer within the meaning of Rule 14d-1(e)(1) under the Exchange Act.

** As disclosed in the Offer to Purchase, Parent has on-hand all funds necessary to consummate the Offer and the Merger and Knowledge Universe, L.L.C. is not obligated to fund, nor does it intend to fund, any portion of the Offer or the Merger.

                                  TENDER OFFER

    KBI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Knowledge Beginnings, Inc., a Delaware corporation ("Parent"), Parent and Knowledge Universe, L.L.C., a Delaware limited liability company,* hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as previously amended, the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on April 3, 1998 with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Children's Discovery Centers of America, Inc., a Delaware corporation (the "Company"), for a purchase price of $12.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, as amended and supplemented from time to time, the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

ITEM 10.  ADDITIONAL INFORMATION.

    Items 6 and 10(f) of the Schedule 14D-1 are hereby amended and supplemented to add the following information:

    The Offer expired at 12:00 Midnight, New York City time, on Friday, May 1, 1998. On May 4, 1998, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn in the Offer. At the completion of the Offer, a total of 6,728,946 Shares were tendered and purchased pursuant to the Offer, representing approximately 96.8% of the outstanding Shares. A copy of the press release issued by Parent and Purchaser on May 4, 1998 is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following exhibit:

    (a)(9)  Text of Press Release issued by Parent and Purchaser dated May 4,
1998.

------------------------

* Knowledge Universe, L.L.C. does not admit that it is a "bidder" for purposes of the Offer within the meaning of Rule 14d-1(e)(1) under the Exchange Act.

                                   SIGNATURE

    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1998                            KBI ACQUISITION CORP.

                                              By:                 /s/ RONALD J. PACKARD
                                                         --------------------------------------
                                              Name:         Ronald J. Packard
                                              Title:        Treasurer and Secretary

                                              KNOWLEDGE BEGINNINGS, INC.

                                              By:                 /s/ RONALD J. PACKARD
                                                         --------------------------------------
                                              Name:         Ronald J. Packard
                                              Title:        Treasurer and Secretary

                                              KNOWLEDGE UNIVERSE, L.L.C.

                                              By:                  /s/ STEVEN B. FINK
                                                         --------------------------------------
                                              Name:         Steven B. Fink
                                              Title:        Vice Chairman

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
   (a)(9)  Text of Press Release issued by Parent and Purchaser dated May 4, 1998.